UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

MARKWEST ENERGY PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	001-31239	27-0005456
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1515 Arapahoe Street, Tower 1, Suite 1600, Denver CO	80202
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 925-9200

(Former name or former address, if changed since last report.)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6

Approximate number of holders of record as of the certification or notice date: Two.*

Pursuant to the requirements of the Securities Exchange Act of 1934, MarkWest Energy Partners, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MarkWest Energy Partners, L.P.

	By:	MWE GP LLC, its general partner

Date: December 31, 2015	By:	/s/ Nancy K. Buese

Name: Nancy K. Buese
Title: Vice President and Chief Financial Officer

*	On December 4, 2015, pursuant to the Agreement and Plan of Merger, dated July 11, 2015, as amended on November 10, 2015 and further amended on November 16, 2015, by and among MPLX LP, MPLX GP LLC, Marathon Petroleum Corporation, Sapphire Holdco LLC (“Merger Sub”) and MarkWest Energy Partners, L.P. (“MarkWest”), Merger Sub merged with and into MarkWest, with MarkWest surviving the merger as a wholly owned subsidiary of MPLX LP.